Eric M. Sherbet
Vice President and	Tel: 908-730-5415
Deputy General Counsel	Fax: 908-730-4149
Email: eric_sherbet@fwc.com

June 9, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rufus Decker
Accounting Branch Chief

Ernest Greene
Staff Accountant

Re:	Foster Wheeler Ltd.
Form 10-K for the Fiscal Year Ended December 28, 2007
Form 10-Q for Fiscal Quarter Ended March 28, 2008
Proxy filed on March 25, 2008
File No. 1-31305

Gentlemen:

We are writing in response to the letter dated May 30, 2008 from the staff of the U.S. Securities and Exchange Commission with respect to Foster Wheeler Ltd’s. Form 10-K for the fiscal year ended December 28, 2007, Form 10-Q for the fiscal quarter ended March 28, 2008 and Proxy filed on March 25, 2008. We note the Staff’s request for a response from the Company within 10 business days.

The Company is in the process of preparing its response to the staff and hereby requests that the Company be permitted to respond in writing to the Comment Letter on or prior to June 30, 2008.

June 9, 2008

Please feel free to call the undersigned at (908) 730-5415, or the Company’s Executive Vice President, General Counsel and Secretary, Peter J. Ganz, at (908) 730-4020, with any questions concerning our request.

Very truly yours,

/s/ Eric M. Sherbet

cc:	Peter J. Ganz, Esq.
Franco Baseotto
Lisa Wood
Tracy Kimmel, Esq., King & Spalding